U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                SCHEDULE 13D - AMENDMENT #12
          Under the Securities Exchange Act of 1934

                        Calton, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                          131380206
                       (CUSIP Number)

                  Frederick J. Jaindl et al
                        Jaindl Farms
                    Atten. Mark W. Jaindl
          3150 Coffeetown Road,  Orefield, PA 18069
                       (610) 395-3333

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                       March 10, 1999
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d -1(b) (3) or (4), check the following box ( x ).

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.











Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal  Proceedings is
Required
          Pursuant to items 2 (d) or (e):  N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US
____________________________________________________________
__________________

     7)   Sole Voting Power:  0
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
________________

     9)   Sole Dispositive Power:   0
____________________________________________________________
________________

     10)  Shared Dispositive Power:
____________________________________________________________
________________
____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 0 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row
(11): 0%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

                             -2-



Cusip No. 131380206
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF:    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization: US   U.S.
____________________________________________________________
_________________

     7)   Sole Voting Power:  0
____________________________________________________________
__________________

     8)   Shared Voting Power:
____________________________________________________________
__________________

     9)   Sole Dispositive Power:  0
____________________________________________________________
__________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 0 shares
____________________________________________________________
__________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
0%
____________________________________________________________
________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________

                             -3-


     This Amendment No. 12 amends and supplements the Statement on Schedule 13D, as amended and supplemented to date (the "Schedule 13D") relating to the shares of common stock, par value $.01 per share (the "Shares"), of Calton, Inc. a New Jersey corporation having its principal business offices at 500 Craig Road, Manalapan, NJ 07726-8790 (the
"Company"), previously filed by Frederick John Jaindl and Mark Wilson Jaindl (collectively, the "Reporting Persons").

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5 is hereby amended to add the following information:

     (a) and (b) Frederick John Jaindl and Mark Wilson
Jaindl no longer beneficially own any Shares of the Company.

     (c) The following sales were effected by or on behalf of Frederick John Jaindl since the previous filing of an amendment to the Schedule 13D:


Frederick J. Jaindl

     Date      Shares         Price
     03/10/99       2,119,250 $1.4342*  Private
     03/10/99       1,400,000 $1.4342        Private

Mark W. Jaindl

     Date      Shares         Price
     03/10/99       406,400        $1.4342        Private

* Gross Price prior to disgorgement of profit to the Company

     (e) On March 10, 1999, the Reporting Persons ceased to beneficially own greater than five percent (5%) of the Shares of the Company.

n
     After reasonable inquiry and to the best of my
     knowledge and belief,    I certify that the information
     set forth in this statement is true, complete and correct.

     March 26, 1999

     /s/ Mark Wilson Jaindl
     ----------------------------
     Mark W. Jaindl


     /s/ Frederick John Jaindl
     ------------------------------
     Frederick John Jaindl